EXHIBIT 12(a)

		     FPL GROUP, INC. AND SUBSIDIARIES
	      COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


							    Six Months
							      Ended                Years Ended December 31,
							     June 30,     ------------------------------------------
							       1998        1997     1996     1995     1994     1993
							    ----------    ------   ------   ------   ------   ------
										    (Millions of Dollars)
Earnings, as defined:
  Net income ............................................     $ 284       $  618   $  579   $  553   $  519   $  429
  Income taxes ..........................................       140          304      294      329      307      250
  Fixed charges, included in the determination of
    net income, as below ................................       134          304      283      308      337      388

      Total earnings, as defined ........................     $ 558       $1,226   $1,156   $1,190   $1,163   $1,067

Fixed charges, as defined:
  Interest charges ......................................     $ 127       $  291   $  267   $  291   $  319   $  367
  Rental interest factor ................................         2            4        5        6        7       10
  Fixed charges included in nuclear fuel cost ...........         5            9       11       11       11       11
  Fixed charges, included in the determination of net
    income ..............................................       134          304      283      308      337      388
  Capitalized interest ..................................         2            5        -        -        -        1

      Total fixed charges, as defined ...................     $ 136       $  309   $  283   $  308   $  337   $  389

Ratio of earnings to fixed charges ......................      4.10         3.97     4.08     3.86     3.45     2.74
</table


